13013512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2013 WASH, D.C. 193

SEC FILE NUMBER
8-67661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TMT Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 1729
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

312-362-4024
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

OATH OR AFFIRMATION

I, Michael Palumbo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TMT Investments, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SHARON STEUBER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/19/14

Signature

Manager

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TMT Investments, LLC

Financial Report

December 31, 2012

Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report

To the Managing Member
TMT Investments, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of TMT Investments, LLC (the "Company") as of December 31, 2012, and the related notes to the financial statement that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

To the Managing Member
TMT Investments, LLC

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TMT Investments, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

February 23, 2013

TMT Investments, LLC

Statement of Financial Condition
December 31, 2012

Assets

Assets	
Cash	$ 120,766
Securities owned - At fair value	372,845,770
Leasehold improvements - Net of accumulated amortization of $3,915	31,668
Other	160,000
Total assets	**$ 373,158,204**

Liabilities and Members' Capital

Liabilities	
Accrued expenses	$ 101,997
Payable to broker-dealer - Net	241,598,187
Securities sold - Not yet purchased - At fair value	118,915,126
Total liabilities	360,615,310
Members' Capital	12,542,894
Total liabilities and members' capital	**$ 373,158,204**

See Notes to Statement of Financial Condition.

Note 1 - Industry Operations

TMT Investments, LLC (the "Company") was formed on February 13, 2007 and commenced operations on April 4, 2008. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's primary business operation is conducting proprietary trading of securities and equity options. The Company's principal operations are located in Chicago, Illinois. The Company's securities transactions are cleared through Goldman Sachs Execution & Clearing, L.P. (Goldman). The Company's designated self-regulatory organization is the Chicago Board of Options Exchange.

The Company is not exempt from Rule 15c3-3; however, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4).

Note 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold - Not Yet Purchased - Securities owned and securities sold - not yet purchased are presented in the financial statements at fair value. Investments in securities traded on a national securities exchange or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price, except for short sales positions and call options written, for which the last quoted asked price is used.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company is a limited liability company and is not subject to federal income tax. The Company's members are individually required to file federal and state income tax returns recognizing their allocable portion of the Company's taxable income.

The Company's application of GAAP regarding uncertain tax positions had no effect on its financial position as management believes the Company has no material unrecognized income tax benefits. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as income tax expense. The Company is no longer subject to examination by tax authorities for federal, state, or local income taxes for periods before 2009.

Note 3 - Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or, in the absence of a principal market, the most advantageous market accessible to the reporting entity as of the measurement date. The principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity. The most advantageous market, which may be a hypothetical market, is the market in which the reporting entity would sell the asset or transfer the liability with the price that maximizes the amount that would be received for the asset or minimizes the amount that would be paid to transfer the liability, considering transaction costs in the respective market.

GAAP describes three approaches to measuring fair value: the market approach, the income approach and the cost approach. Each approach includes multiple valuation techniques. GAAP does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques based on the degree to which such inputs are observable to market participants. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk.

The Company's investments are classified in one of the following three categories based upon the inputs used to determine their respective fair values.

Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Note 3 - Fair Value Measurements (Continued)

Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data. These inputs may include quoted prices in a market that is not active.

Level 3 - Unobservable inputs that cannot be corroborated by market data. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to value an investment fall into more than one level, the investment is classified in its entirety based on the lowest level input that is significant to that investment's fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement requires judgment and is dependent on factors specific to the investment.

The Company primarily seeks to exploit marketplace opportunities through the trading of equity securities and options of publicly-traded companies domiciled in the United States of America, without any particular industry focus. Substantially all of the Company's equity securities and options were valued at the closing prices reported on a national securities exchange as of December 31, 2012.

The following table summarizes by level within the fair value hierarchy the Company's investments as of December 31, 2012:

	(Level 1)	(Level 2)	(Level 3)	Total
Assets				
Securities owned:				
Equity securities	$ 336,180,757	$ -	$ -	$ 336,180,757
Listed equity options	36,665,013	-	-	36,665,013
	$ 372,845,770	$ -	$ -	$ 372,845,770
Liabilities				
Securities sold, not yet purchased:				
Equity securities	$ 84,799,497	$ -	$ -	$ 84,799,497
Listed equity options	34,115,629	-	-	34,115,629
	$ 118,915,126	$ -	$ -	$ 118,915,126

Note 3 - Fair Value Measurements (Continued)

Most of the Company's equity security holdings are U.S. based, and cross a broad base of industries. As the Company typically holds such positions for less than a month and almost fully hedges these positions, management does not believe that any further information regarding the breakdown of the Company's equity security portfolio is meaningful.

Note 4 - Payable to Broker-Dealer

The net amount payable to broker-dealer as of December 31, 2012, consists of the following:

Payable to broker-dealer	$ (241,559,474)
Dividend payable	(34,482)
Other	(4,231)
	$ (241,598,187)

Securities owned collateralize amounts payable to the clearing broker and securities sold, not yet purchased.

Note 5 - Derivative Instruments

The Company's derivative activities are the trading of equity options. These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2012, the Company's derivative activities had the following impact on the statement of financial condition:

Statement of Financial Condition	
Securities owned -	
Equity options	$ 36,665,013
Securities sold, not yet purchased -	
Equity options	$ (34,115,629)

Note 6 - Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities, options, warrants, and futures contracts. Trading of these financial instruments is conducted on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through a clearing broker utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affect the market risk of these transactions; among them are the size and composition of the positions held, the absolute and relative levels of interest rates, and market volatility. Also, the time period in which options may be exercised, the market value of the underlying instrument, and the exercise price affect market risk. The most significant factor influencing the Company's overall exposure to market risk is its use of hedging strategies.

Equity derivatives held, such as options on common stock, provide the Company with the opportunity to deliver or to take delivery of specified securities at a contracted price. Options written on common stock obligate the Company to deliver or take delivery of securities at a contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities in the open market. To minimize these risks, the Company generally holds or sells short the underlying instrument which can be used to settle these transactions.

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds equity securities which can be used to settle these obligations.

Note 6 - Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (Continued)

Since the Company does not clear its own securities and futures transactions, it has established accounts with a clearing broker for this purpose. This can and often does result in a concentration of credit risk with this firm. Such risk, however, is mitigated by the clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC).

As a securities broker-dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair traders' and/or counterparties' abilities to satisfy their obligations to the Company. The Company controls its exposure to credit risk by continually monitoring its traders' positions and, where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

The Company maintains cash at a financial institution which at times may exceed federally insured limits. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

Note 7 - Members' Capital

Per the operating agreement of the Company, the members can admit new members into the organization from time to time, in their sole discretion. No member shall be entitled to a return of his capital contribution except upon unanimous consent of the members or the occurrence of other specific events. All withdrawals are subject to and may be delayed on account of federal securities laws and the rules and regulations promulgated thereunder. Profits shall be allocated among members in accordance with ownership percentages.

Note 8 - Commitments and Contingencies

In the normal course of business the Company is subject to various claims, litigation, regulatory, and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcome.

Note 8 - Commitments and Contingencies (Continued)

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss or future obligations under these indemnifications to be remote.

There were no such matters or indemnifications known to the Company as of December 31, 2012.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2012, the Company had net capital of $769,713, which was $669,713 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through February 23, 2013, the date the financial statements were available to be issued.